UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Broadway Financial Corporation

Full Name of Registrant

N/A

Former Name if Applicable

4601 Wilshire Boulevard, Suite 150

Address of Principal Executive Office (Street and Number)

Los Angeles, California, 90010

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Broadway Financial Corporation (the “Company,” the “Registrant,” “our” or “we”) is unable to file, without unreasonable effort and expense, our Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”) because the Registrant’s principal executive officer and principal financial officer need additional time to complete their evaluation of the effectiveness of the Registrant’s disclosure controls and procedures. As disclosed on November 15, 2023, we previously determined that a deficiency exists within our internal control over financial reporting ; while our evaluation is still ongoing, we believe that this deficiency will likely result in a material weakness.  We intend to file the 2023 Form 10-K following the Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Q3 2023 Form 10-Q”) on or before the May 13, 2024 deadline granted by the Nasdaq Stock Market LLC and to provide further information on the ongoing evaluation of our control environment as soon as reasonably practical.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Brenda J. Battey	(323)	634-1700

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐ Yes ☒ No

Form 10-Q for the quarter ended September 30, 2023

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position to provide specific estimates of anticipated significant changes in results of operations from the fiscal year ended December 31, 2022 to the fiscal year ended December 31, 2023 that may be reflected in the financial statements to be included in the 2023 Form 10-K. However, the Company currently expects net income for the year ended December 31, 2023 to decrease compared to the year ended December 31, 2022 due to the interest rate environment and inflation, among other things, which have impacted our net interest margins and non-interest expense. This preliminary financial information is subject to the Company’s ongoing evaluation, the review of the Company’s Audit Committee as well as its independent auditors, and completion of the Company’s financial closing procedures and issuance of its financial statements as of and for the year ended December 31, 2023.

Forward-Looking Statements

This filing contains a number of forward-looking statements.  Words such as “believe,” “expects,” “intend,” “will” and similar future or conditional expressions are intended to identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2023 Form 10-K and the Q3 2023 Form 10-Q, the ongoing evaluation of our disclosure controls and procedures and the preliminary financial information for the year ended December 31, 2023.  These forward-looking statements are not guarantees of future events or results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.  Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Registrant’s financial reporting, including the possibility that the ongoing evaluation may identify material weaknesses or other control deficiencies, misstatements, or errors in the Registrant’s accounting practices.  We disclaim and do not undertake any obligation to update or revise any forward-looking statement herein, except as required by applicable law or regulation.

Broadway Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2024	By:	/s/ Brenda J. Battey

Brenda J. Battey
Executive Vice President and Chief Financial Officer